Exhibit 99.20

Condensed interim consolidated financial statements

(Unaudited)

CannTrust Holdings Inc.

For the three and six months ended June 30, 2017 and June 30, 2016

(Expressed in Canadian dollars)

CannTrust Holdings Inc.

Condensed Interim Consolidated Statements of Financial Position

(in Canadian dollars)

	June 30, 2017	December 31, 2016
	(unaudited)	(audited)
Assets

Current
Cash	$14,902,482	$4,895,145
Short term investments (Note 6)	700,000	-
Harmonized sales tax recoverable	532,063	96,992
Inventory (Note 7)	6,252,660	3,674,635
Biological asset (Note 7)	3,229,010	2,320,093
Accounts receivable	287,839	140,015
Prepaids	1,352,130	497,975
Total current assets	27,256,184	11,624,855

Investment (Note 15)	91,664	19,313
Restricted cash (Note 6)	100,000	25,000
Property and equipment (Note 8)	19,458,723	5,209,440

Total Assets	46,906,571	16,878,608

Liabilities

Current
Accounts payable and accrued liabilities	2,808,790	2,570,965
Current portion of promissory note (Note 5)	200,000	-
Convertible debt due on demand (Note 9)	-	1,000,000
Total current liabilities	3,008,790	3,570,965

Convertible debt (Note 9)	1,387,385	1,463,947
Promissory note (Note 5)	800,000	-
Derivative liability (Note 9)	2,498,036	1,375,447
Total Liabilities	7,694,211	6,410,359

Shareholders' Equity
Share capital (Note 10)	59,077,746	53,916,169
Share-based payment reserve (Note 11)	552,369	-
Warrants (Note 12)	26,080,603	3,027,398
Deficit	(46,498,358)	(46,475,318)
Total Shareholders' Equity	39,212,360	10,468,249
Total Liabilities and Shareholders' Equity	$46,906,571	$16,878,608

Nature of Operations and Going Concern Assumption (Note 1)

Commitments (Note 13)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

Signed “Eric Paul”	Director	Signed “Mark Litwin”	Director

CannTrust Holdings Inc.

Condensed Interim Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss)

For the Three and Six Months Ended June 30, 2017 and June 30, 2016

(in Canadian dollars) (unaudited)

	Three months ended		Six months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Revenue	$4,541,378	$798,403	$7,574,623	$1,499,180
Unrealized gain on changes in fair value of biological assets (Note 7)	(3,747,495)	(945,147)	(7,765,701)	(1,893,629)
Inventory expensed to cost of sales	3,212,962	725,948	5,650,967	1,299,903
Production costs	1,076,381	794,774	1,899,929	1,516,415
Expense (recovery) to cost of sales, net of unrealized gain on
changes in fair value of biological assets	541,848	575,575	(214,805)	922,689
Gross profit	3,999,530	222,828	7,789,428	576,491

Expenses
Amortization (Note 8)	332,765	148,999	513,678	276,118
General and administrative	351,091	178,978	586,058	300,160
Management fees (Note 14)	35,000	152,500	235,000	285,000
Marketing and promotion	125,085	69,696	223,247	170,232
Professional fees	204,679	99,861	420,287	167,655
Rent and facilities	117,653	34,793	141,542	69,608
Salaries and benefits	909,645	448,499	1,649,663	778,534
Selling and shipping costs	659,755	145,563	1,238,540	281,173
Share based compensation (Note 11)	355,864	-	552,369	45,000
Loss on disposal of property and equipment (Note 8)	-	32,816	-	32,816
Loss on Equity Accounted Investment (Note 15)	48,773	5,447	74,726	9,280
Expenses before Financing Activities and Transaction Costs	3,140,310	1,317,152	5,635,110	2,415,576
Income (Loss) from Operations before
Financing Activities and Transaction Costs	859,220	(1,094,324)	2,154,318	(1,839,085)

Interest and other expenses	(62,945)	(108,858)	(158,242)	(211,049)
Accretion expense	(90,246)	(63,556)	(179,694)	(118,862)
Distributions on preference shares	-	(426,992)	-	(782,360)
Transaction costs (Note 5)	-	-	(204,282)	(6,386)
Gain (Loss) on revaluation of derivative liability (Note 9)	48,835	128,069	(1,635,140)	704,168
Net Income (Loss) and Comprehensive Income (Loss)	$754,864	$(1,565,661)	$(23,040)	$(2,253,574)

Net Income (Loss) and Comprehensive Income (Loss) Attributable to:
Equity shareholders of the Company	754,864	(1,342,382)	(23,040)	(1,807,017)
Non-controlling interest	-	(223,279)	-	(446,557)
	754,864	(1,565,661)	(23,040)	(2,253,574)

Weighted average number of common shares - basic and diluted	71,362,575	29,681,494	70,129,251	29,653,455

Earnings (loss) per share - basic and diluted	$0.01	$(0.05)	$(0.00)	$(0.08)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

CannTrust Holdings Inc.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the Six Months Ended June 30, 2017 and June 30, 2016

(in Canadian dollars) (unaudited)

	Share Capital
	Number of common	Amount - Common	Share-based payment			Equity before Non-	Non-Controlling
	shares	shares	reserve	Warrants	Deficit	Controlling Interest	Interest	Total
Balance, December 31, 2015	29,595,848	$6,684,903	$-	$1,949,501	$(18,041,464)	$(9,407,060)	$(405,580)	$(9,812,640)
February 2016 Pre-emptive Rights Issuance (Note 10)	35,646	32,081	-	-	-	32,081	-	32,081
February 2016 warrants issued with convertible debt (Note 12)	-	-	-	15,922	-	15,922	-	15,922
February 2016 Share issuance to Employees (Note 10)	50,000	45,000	-	-	-	45,000	-	45,000
Net loss and comprehensive loss	-	-	-	-	(1,807,017)	(1,807,017)	(446,557)	(2,253,574)
Balance, June 30, 2016	29,681,494	$6,761,984	$-	$1,965,423	$(19,848,481)	$(11,121,074)	$(852,137)	$(11,973,211)

Balance, December 31, 2016	67,995,920	$53,916,169	$-	$3,027,398	$(46,475,318)	$10,468,249	$-	$10,468,249
February 2017 Private Placement (Note 10 and 12)	510,000	1,020,000	-	25,168,200	-	26,188,200	-	26,188,200
February 2017 Warrants issued as partial consideration for Private Placement (Note 12)	-	-	-	499,169	-	499,169	-	499,169
March 2017 Share issuance on exercise of convertible debt (Note 9 and 10)	644,264	877,497	-	-	-	877,497	-	877,497
March 2017 Exercise of warrants (Note 10 and 12)	1,000,000	1,845,919	-	(545,919)	-	1,300,000	-	1,300,000
March 2017 Share issuance on exercise of convertible debt due on demand (Note 9 and 10)	1,068,161	1,068,161	-	-	-	1,068,161	-	1,068,161
March 2017 Share issuance as partial consideration for Warrant Financing (Note 10 and 12)	75,000	150,000	-	-	-	150,000	-	150,000
Warrant issuance costs (Note 12)	-	-	-	(2,068,245)		(2,068,245)	-	(2,068,245)
April 2017 Share issuance in lieu of services (Note 10)	100,000	200,000	-	-	-	200,000	-	200,000
Share-based compensation (Note 11)	-	-	552,369	-	-	552,369	-	552,369
Net loss and comprehensive loss	-	-	-	-	(23,040)	(23,040)	-	(23,040)
Balance, June 30, 2017	71,393,345	$59,077,746	$552,369	$26,080,603	$(46,498,358)	$39,212,360	$-	$39,212,360

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

CannTrust Holdings Inc.

Condensed Interim Consolidated Statements of Cash

Flows For the Six Months Ended June 30, 2017 and June 30, 2016

(in Canadian dollars) (unaudited)

	Six months ended
	June 30, 2017	June 30, 2016
Operating Activities
Net loss	$(23,040)	$(2,253,574)
Items not effecting cash
Amortization (Note 8)	957,826	703,189
Accretion expense	179,694	118,862
Biological asset expensed to cost of sales	4,711,228	1,201,383
Unrealized gain on changes in fair value of biological assets	(7,765,701)	(1,893,629)
Loss on disposal of property and equipment	-	32,816
Loss on Equity Accounted Investment	74,726	9,280
Loss (gain) on revaluation of derivative liability	1,635,140	(704,168)
Gain on revaluation of redeemable shares	-	(3,603)
Non-cash transaction costs for convertible debt	-	6,513
Interest expense, net of interest income	158,242	211,049
Expenses settled with inventory	67,759	-
Expenses settled with issuance of common shares	135,000	-
Share-based compensation	552,369	45,000
	683,244	(2,526,882)
Changes in non-cash working capital
Harmonized sales tax recoverable	(435,071)	8,848
Inventory and biological assets	(370,827)	53,686
Accounts receivable	(66,261)	47,535
Prepaids	(854,155)	(136,104)
Accounts payable and accrued liabilities	(115,648)	409,807
Distribution payable on preference shares	-	782,360
Cash flows used in operating activities	(1,158,718)	(1,360,750)

Investing Activities
Purchase of property and equipment (Note 8)	(6,922,929)	(884,176)
Acquisition of Greenhouse (Note 5)	(6,500,000)	-
Interest received	8,437	-
Advances to/investment in Joint Venture	(147,077)	(22,322)
Issuance of short term investments (Note 6)	(900,000)	-
Redemption of short term investments (Note 6)	200,000	-
Cash flows used in investing activities	(14,261,569)	(906,498)

Financing Activities
Proceeds from private placement, net of share issue costs	24,769,124	32,081
Proceeds from issuance of convertible debt, net of transaction costs	-	40,918
Exercise of warrants	1,300,000	-
Interest paid	(566,500)	-
Restricted cash held as collateral on credit card financing	(75,000)	-
Cash flows provided by financing activities	25,427,624	72,999
Net increase (decrease) in cash	10,007,337	(2,194,249)
Cash, at beginning of period	4,895,145	2,691,154
Cash, at end of period	$14,902,482	$496,905

See note 5 for non-cash financing.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Statements

For the Six Months Ended June 30, 2017 and June 30, 2016

(in Canadian dollars) (unaudited)

1.	NATURE OF OPERATIONS AND GOING CONCERN ASSUMPTION

Nature of Operations

CannTrust Holdings Inc. ("CannTrust" or the "Company") is a Canadian company incorporated in Ontario on March 16, 2015. The Company is the parent company of CannTrust Inc., a Canadian Company incorporated in Ontario on August 16, 2013 and Elmcliffe Investments Inc., a Canadian Company incorporated on October 31, 2013. The Company’s common shares are listed on the Canadian Securities Exchange (“CSE”), under the trading symbol “TRST”.

The Company is a licensed producer and distributor of medical cannabis in Canada pursuant to the provisions of the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) and the Controlled Drugs and Substances Act and its Regulations. The Company began production of medicinal cannabis at its hydroponic facility located in Vaughan, Ontario in Canada and received its license from Health Canada to sell on February 9, 2015. The Company commenced sale of medicinal cannabis under the MMPR in February 2015.

The registered head office of the Company is in 3280 Langstaff Road, Building 1, Unit 1, Vaughan, Ontario, L4K 5B6.

Going Concern Assumption

The condensed interim consolidated financial statements have been prepared on the going concern basis, under the historical cost convention, except for certain financial assets and liabilities which are presented at fair value.

2.	BASIS OF PRESENTATION

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in compliance with International Financial Reporting Standard 34 Interim Financial Reporting (“IAS 34”). The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements and therefore should be read in conjunction with the annual audited consolidated financial statements of the Company for the year ended December 31, 2016, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). These condensed interim consolidated financial statements were approved by the Board of Directors and authorized for issue by the Board of Directors on August 24, 2017.

3.	SUMMARY OF NEW SIGNIFICANT ACCOUNTING POLICIES

a.	Business Combinations

Acquisitions of businesses are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at the acquisition date fair value and the amount of any non-controlling interest (NCI) in the acquiree. The Company elects on a transaction-by-transaction basis whether to measure NCI at its fair value, or at its proportionate share of the acquiree’s identifiable net assets, at the acquisition date.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Statements

For the Six Months Ended June 30, 2017 and June 30, 2016

(in Canadian dollars) (unaudited)

3.	SUMMARY NEW OF SIGNIFICANT ACCOUNTING POLICIES (continued)

a.	Business Combinations (continued)

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for NCI over the fair value of the identifiable net assets acquired and liabilities assumed. If the fair value of the identifiable net assets acquired is in excess of the aggregate consideration transferred, the Company reassesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in statement of profit or loss and other comprehensive income.

During the measurement period, not to exceed one year beyond the acquisition date, fair values of the net assets acquired are estimated on a provisional basis and are subject to change. Acquisition-related costs are expensed as incurred and included in transaction costs.

b.	Goodwill and Indefinite Life Assets

Goodwill is initially recognized at cost, being the excess of the purchase price of acquired business over the estimated fair value of the tangible and intangible assets acquired and liabilities assumed at the date acquired, and is allocated to the cash generating unit (“CGU”) expected to benefit from the acquisition. A CGU is the smallest group of assets for which there are separately identifiable cash flows.

Subsequently, goodwill and indefinite life assets are not amortized but are assessed annually for impairment and more frequently whenever events or circumstances indicate that their carrying value may not be fully recoverable. The impairment test requires comparing the carrying values of the Company’s CGU, including goodwill, to their recoverable amounts. The recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The Company determines the value in use using estimated future cash flows discounted at an after- tax rate that reflects the risk adjusted weighted-average cost of capital. Any excess of the carrying value amount of a CGU over the recoverable amount is expensed in the period the impairment is identified.

An impairment loss recorded for goodwill is not reversed in a subsequent period. Upon disposal of a business, any related goodwill is included in the determination of gain or loss on disposal.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Statements

For the Six Months Ended June 30, 2017 and June 30, 2016

(in Canadian dollars) (unaudited)

3.	SUMMARY OF NEW SIGNIFICANT ACCOUNTING POLICIES (continued)

c.	New Accounting Standards Adopted in the Period

•	IAS 7 ‘Disclosures’, required entities to provide disclosures in their financial statements about changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes. The adoption of this amendment did not have a material impact on the Company’s condensed interim consolidated financial statements.

•	IAS 12 ‘Income taxes – Deferred Tax’ clarifies the recognition of deferred tax assets for unrealized losses. It was amended to specify (i) the requirement for recognizing deferred tax assets or unrealized losses; (ii) deferred tax where an asset is measured at a fair value below the asset’s tax base; and (iii) certain other aspects of accounting for deferred tax assets. The adoption of this amendment did not have a material impact on the Company’s condensed interim consolidated financial statements.

d.	New Accounting Standards to be Adopted in the Future

At the date of authorization of these condensed interim consolidated financial statements, the IASB and IFRIC has issued the following new and revised Standards and Interpretations which are not yet effective for the relevant reporting periods and which the Company has not early adopted. However, the Company is currently assessing what impact the application of these standards or amendments will have on the consolidated financial statements of the Company.

•	IFRS 2 ‘Share-based Payment’ was issued by the IASB in June 2016. These amendments provide clarification on how to account for certain types of share-based transaction. The amendments are effective for the annual period beginning on or after January 1, 2018. Management has not yet considered the potential impact of the adoption of IFRS 9.

•	IFRS 9 ‘Financial Instruments: Classification and Measurement’, introduces new requirements for the classification and measurement of financial instruments, a single forward-looking expected loss impairment model and a substantially reformed approach to hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. Management has not yet considered the potential impact of the adoption of IFRS 9.

•	IFRS 15 ‘Revenue from Contracts with Customers’ was issued by the IASB in June 2014. The objective of IFRS 15 is to provide a single, comprehensive revenue recognition model for all contracts with customers. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. It also contains new disclosure requirements. IFRS 15 will be effective for the Company on January 1, 2018, with early adoption permitted. Management has not yet considered the potential impact of the adoption of IFRS 15.

•	IFRS 16 ‘Leases’ was issued by the IASB in January 2016 and specifies the requirements to recognize, measure, present and disclose leases. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted. Management has not yet considered the potential impact of the adoption of IFRS 16.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Statements

For the Six Months Ended June 30, 2017 and June 30, 2016

(in Canadian dollars) (unaudited)

4.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of these consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions based on management’s best knowledge of current events and actions that the Company may undertake in the future. Actual results could differ from those estimates. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant judgments include the following:

(i)	Assessing whether material uncertainties exist which would cause doubt about the Company’s ability to continue as a going concern.

(ii)	Assessing whether a joint arrangement is a joint operation or a joint venture. Refer to Note 15.

(iii)	Assessing whether acquisitions are assets acquisitions or business combinations. Refer to Note 5.

(iv)	The valuation and recoverability of deferred taxes. The Company has determined that the realization of certain income tax losses carried forward are not yet probable and has not recorded a deferred income tax asset relating to those losses. Refer to Note 17.

(v)	Classification/presentation of convertible debentures.

(vi)	Classification of preference shares and redeemable shares.

(vii)	Classification of special warrants. Refer to Note 12.

Significant estimates include the following:

i.	Provisional valuation of net assets acquired in acquisition. Refer to Note 5.

ii.	The valuation of inventory at the lower of cost and net realizable value. Refer to Note 7.

iii.	The valuation of biological assets, including estimating the stage of growth up to the point of harvest, harvesting costs, selling costs, sales price, wastage and expected yields per plant. Refer to Note 7.

iv.	The estimated useful lives and residual values of Property and Equipment and related amortization included in profit and loss, as well as impairment on property and equipment. Refer to Note 8.

v.	Valuation of shares issued in exchange for goods and services. Refer to Note 10.

vi.	Valuation of warrants and conversion option. Refer to Note 12.

vii.	Valuation of special warrants. Refer to Note 12.

viii.	Valuation of options. Refer to Note 11.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Statements

For the Six Months Ended June 30, 2017 and June 30, 2016

(in Canadian dollars) (unaudited)

5.	ACQUISITION

On January 13, 2017, the Company, through its wholly owned subsidiary Elmcliffe Investments Inc. executed a Purchase and Sale Agreement to acquire various Greenhouse assets located in the regional municipality of Niagara, Ontario. The aggregate purchase price for the Greenhouse assets was $7,500,000. On execution of the Purchase and Sale Agreement, the business and all related intangible assets and intellectual property was assigned to a related party. Upon closing of the transaction, the existing operations ceased and the Company began a site conversion project in order to convert the facility into a Health Canada Approved Marijuana growth facility. With this purchase, the Company expects to enhance its ability to serve the medicinal Marijuana market in Canada.

The Company has preliminarily allocated the purchase price as follows:

Assets	Allocation

Goodwill	$1
Land	475,000
Residential Buildings	658,000
Greenhouses and Equipment	4,140,000
Plant and Equipment	2,112,999
Vehicles	114,000
Provisional total of assets at fair value	$7,500,000

Consideration of the acquisition is comprised of:

Cash consideration	$6,500,000

Promissory note (a)	1,000,000
Total	$7,500,000

(a)	As part of the consideration for the acquisition, a promissory note was issued in the amount of $1,000,000 payable over 5 years in 5 consecutive annual payments of $200,000.

The following table reflects a continuity of the Company’s promissory note:

Promissory Note
June 30, 2017
Carrying amount, December 31, 2016	$-
Issuance of promissory note	1,000,000
Carrying amount	$1,000,000

Costs incurred related to the acquisition totaled $204,282 which are included in transaction costs. No receivables, payables or inventory were acquired through the acquisition. Revenue was not impacted for the three and six months ended June 30, 2017. Subsequent to the acquisition, there were $381,065 of operating expenses relating to the acquisition of the Greenhouse impacting net income for the three and six months ended June 30, 2017.

The fair values disclosed are provisional as at June 30, 2017 because the purchase only occurred on January 13, 2017, and due to the complexity of the transaction, in identifying and valuing intangible assets, further work will be required to confirm the final fair values. The finalization of the valuation work required to determine the fair values of the assets and liabilities acquired will be completed, at the latest, within 12 months of the purchase date.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Statements

For the Six Months Ended June 30, 2017 and June 30, 2016

(in Canadian dollars) (unaudited)

6.	RESTRICTED CASH AND SHORT-TERM INVESTMENTS

	June 30,	December 31,
	2017	2016
Short-term investment - GIC (i)	700,000	-
Restricted cash - GIC held as collateral (ii)	100,000	25,000
Total restricted cash and short-term investments	$800,000	$25,000

(i)	The GIC, redeemable without penalty on the 15th of each month, was issued on January 4, 2017 and matures on January 4, 2020. The investment is a three year GIC held with a large Canadian financial institution at a fixed interest rate of 0.75% in year 1, 0.8% in year 2 and 0.85% in year 3.

(ii)	$100,000 GIC is held by the bank as collateral against credit cards issued to management of the Company at an interest rate of 1.53%. The credit cards have a combined credit limit of $100,000.

The Company has a letter of credit with a large Canadian financial institution, for up to $200,000. The letter of credit has a one year expiry from the date of issue, and an automatic annual extension with 30 days’ notice. The letter of credit is required as a covenant to the building lease agreement in the event of a default in lease payments. No funds have been drawn from the credit facility as at December 31, 2016 or June 30, 2017.

7.	INVENTORY AND BIOLOGICAL ASSETS

The Company’s biological assets consist of seeds and medical cannabis plants. The Company’s biological assets are comprised of:

	June 30,	December 31,
	2017	2016
Carrying amount, January 1	$2,320,093	$137,791
Seeds used	-	(1,611)
Changes in fair value less costs to sell	7,765,701	6,966,314
Transferred to inventory upon harvest	(6,856,784)	(4,782,400)
Carrying amount, June 30, 2017 and December 31, 2016	$3,229,010	$2,320,093

As at June 30, 2017, included in the carrying amount of biological assets is $26,295 of seeds (December 31, 2016 - $26,295) and $3,202,715 of live plants (December 31, 2016 - $2,293,798).

Biological assets are classified as level 3 in the fair value hierarchy. There have been no transfers between levels. The significant assumptions used in determining the fair value of medical cannabis plants are as follows:

•	wastage of plants based on their various stages;
•	yield by plant;
•	price per gram of yield;
•	percentage of costs incurred to date compared to the costs to be incurred are used to estimate fair value of an in-process plant; and
•	percentage of costs incurred for each stage of plant growth was estimated.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Statements

For the Six Months Ended June 30, 2017 and June 30, 2016

(in Canadian dollars) (unaudited)

7.	INVENTORY AND BIOLOGICAL ASSETS (continued)

All of the plants are to be harvested as agricultural produce (i.e. medical cannabis) and all of the plants, on average, were 58% from harvest as at June 30, 2017 (December 31, 2016 – 33%).

The Company estimates the harvest yields for the plants at various stages of growth. As at June 30, 2017, it is expected that the Company’s biological assets will yield approximately 573,000 grams (December 31, 2016 - 450,000 grams) of biological produce, with selling prices ranging from $4.50 to $11.00 per gram, before any discounts for patient assistance programs to eligible low-income patients. The Company’s estimates are, by nature, subject to change. Changes in the anticipated yield will be reflected in future changes in the gain or loss on biological assets. The Company performed a sensitivity analysis on the fair value of biological assets and noted that a 10% decrease in selling prices would result in a $293,437 (December 31, 2016 - $331,915) decrease in the fair value of the biological assets.

Inventories on hand consist of harvested finished goods, harvested cannabis in process, extracts, vaporizers and packaging materials and are valued at the lower of cost and net realizable value. As at June 30, 2017, the Company held 446,862 grams of dry cannabis (December 31, 2016 – 321,517) and 438,721 grams of extracts (December 31, 2016 – 226,744).

Inventory is comprised of the following items:

	June 30,	December 31,
	2017	2016
Accessories	$59,745	$17,002
Finished goods	943,533	956,227
Work-in-process	5,112,638	2,628,509
Packaging and labels	136,744	72,897
Total inventory	$6,252,660	$3,674,635

As at June 30, 2017, included in the carrying amount of finished goods is $551,833 of dry cannabis (December 31, 2016 - $700,543) and $391,700 of extracts (December 31, 2016 - $255,684). As at June 30, 2017, included in the carrying amount of work-in-process is $3,152,833 of dry cannabis (December 31, 2016 - $1,503,700) and $1,959,805 of extracts (December 31, 2016 - $1,124,809).

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Statements

For the Six Months Ended June 30, 2017 and June 30, 2016

(in Canadian dollars) (unaudited)

8.	PROPERTY AND EQUIPMENT

		Buildings and	Leasehold
	Land	Greenhouses	Improvements	Equipment	Other	Total
Balance at December 31, 2016	$-	$-	$2,796,356	$4,815,487	$650,109	$8,261,952
Additions	-	-	6,555,183	1,226,913	144,414	7,926,510
Acquisition of Greenhouse	475,000	4,798,000	-	2,227,000	-	7,500,000
Disposal of Assets	-	-	-	(90,000)	-	(90,000)
Balance at June 30, 2017	$475,000	$4,798,000	$9,351,539	$8,179,400	$794,523	$23,598,463

Accumulated Amortization
Balance at December 31, 2016	$-	$-	$(612,442)	$(1,968,502)	$(471,569)	$(3,052,512)
Amortization	-	(149,219)	(149,655)	(718,517)	(69,837)	(1,087,228)
Balance at June 30, 2017	$-	$(149,219)	$(762,097)	$(2,687,019)	$(541,406)	$(4,139,740)

Carrying Amounts
Balance at December 31, 2016	$-	$-	$2,183,915	$2,846,984	$178,540	$5,209,440
Balance at June 30, 2017	$475,000	$4,648,781	$8,589,443	$5,492,381	$253,117	$19,458,723

During the six months ended June 30, 2017, $444,148 (June 30, 2016 - $427,071) of amortization was included in production costs, and $129,402 (December 31, 2016 - $237,060) of amortization was capitalized to inventory.

9.	CONVERTIBLE DEBT

The following table reflects a continuity of the Company’s convertible debt:

	June 30, 2017	December 31, 2016
Carrying amount, January 1	$1,463,947	$1,175,908
Exercise of convertible debt (i)	(256,256)	-
Issuance of convertible debt	-	11,626
Accretion	179,694	276,413
Carrying amount	$1,387,385	$1,463,947

The above convertible debt can be converted into 2,847,179 common shares at a face value of $3,131,897.

The following table reflects a continuity of the Company’s derivative liability:

	June 30, 2017	December 31, 2016
Carrying amount, January 1	$1,375,447	$1,601,345
Exercise of derivative liability (i)	(512,551)	-
Issuance of derivative liability	-	19,759
Loss (Gain) on revaluation of derivative liability	1,635,140	(245,657)
Carrying amount	$2,498,036	$1,375,447

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Statements

For the Six Months Ended June 30, 2017 and June 30, 2016

(in Canadian dollars) (unaudited)

9.	CONVERTIBLE DEBT (continued)

The following table reflects a continuity of the Company’s convertible debt due on demand:

	June 30, 2017	December 31, 2016
Carrying amount, January 1	$1,000,000	$-
Exercise of convertible debt due on demand (ii and iii)	(1,000,000)	-
Issuance of convertible debt due on demand (ii and iii)	-	1,000,000
Carrying amount	$-	$1,000,000

(i)	On March 6, 2017, $600,000 of convertible debt and $108,690 in accrued interest were converted into common shares at $1.10 per share resulting in the issuance of 644,264 common shares. The carrying value of the associated convertible debt was $256,256. The derivative liability on the convertible debt was valued at $226,665 at December 31, 2016 and was valued at $512,551 at March 6, 2017, prior to conversion.

(ii)	On March 15, 2017, the $500,000 convertible debt due on demand and $35,978 in accrued interest due to a related party were converted into common shares at $1 per share resulting in the issuance of 535,978 common shares with a carrying value of $535,978.

(iii)	On March 15, 2017, the $500,000 convertible debt due on demand and $32,183 in accrued interest due to a related party were converted into common shares at $1 per share resulting in the issuance of 532,182 common shares with a carrying value of $532,182.

10.	SHARE CAPITAL

The authorized capital stock of the Company consists of an unlimited number of common shares and unlimited number of Class A preference shares.

	Common Shares
	Number of Shares	Amount
December 31, 2015	29,595,848	$6,684,903
February 2016 Pre-emptive Rights Issuance (i)	35,646	32,081
February 2016 Share issuance to Employees (ii)	50,000	45,000
June 30, 2016	29,681,494	$6,761,984

December 31, 2016	67,995,920	$53,916,169
February 2017 Private Placement (iii)	510,000	1,020,000
March 2017 Share issuance on exercise of convertible debt (iv)	644,264	877,497
March 2017 Exercise of warrants (v)	1,000,000	1,845,919
March 2017 Share issuance on exercise of convertible debt due on demand (vi)	1,068,161	1,068,161
March 2017 Share issuance as partial consideration for Warrant Financing (vii)	75,000	150,000
April 2017 Share issuance in lieu of services (viii)	100,000	200,000
June 30, 2017	71,393,345	$59,077,746

(i)	As part of their pre-emptive rights under CannTrust Holdings Inc. Shareholders Agreement, on February 28, 2016 shareholders of the Company were issued 35,646 common shares at $0.90 per share for total proceeds of $32,081.

(ii)	On February 29, 2016, 50,000 common shares were issued to employees of the Company. The value of the shares issued was measured by reference to the fair value of the common shares of the Company at the grant date. The fair value at the grant date was $0.90 per share.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Statements

For the Six Months Ended June 30, 2017 and June 30, 2016

(in Canadian dollars) (unaudited)

10.	SHARE CAPITAL (continued)

(iii)	On February 17, 2017, the Company issued, on a private placement basis, 510,000 common shares of the Company at a price of $2.00 per share for gross proceeds of $1,020,000. No broker fees were paid in respect of the 510,000 common shares issued.

(iv)	On March 6, 2017, $600,000 of convertible debt and related derivative liability with a total carrying value of $768,807 and $108,690 in accrued interest were converted into common shares at $1.10 per share resulting in the issuance of 644,264 common shares.

(v)	On March 9, 2017, 2 warrants were exercised to purchase 1,000,000 common shares at $1.30 per share for gross proceeds of $1,300,000. The carrying value of the warrants were $545,919.

(vi)	On March 15, 2017, $1,000,000 of due on demand convertible debt and $68,161 in accrued interest were converted into common shares at $1.00 per share resulting in the issuance of 1,068,161 common shares.

(vii)	As consideration for the special warrant subscription (see Note 12(iii)), the Company issued 75,000 common shares to the Agent. The value of the shares was measured by reference to the fair value of the common shares of the Company at the grant date. The fair value at the grant date was $2.00 per share.

(viii)	On April 28, 2017, 100,000 common shares were issued as consideration for management fees to related parties. The shares were valued at $2.00 per share, as determined by the value of services received and invoices.

Earnings per share have been calculated using the weighted average number of shares outstanding during the year on a total outstanding and fully dilutive basis. The potential conversion of warrants, convertible debt, stock options into common shares, have a dilutive effect on earnings per share. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive. The weighted average number of basic and diluted shares, and their respective earnings per share amounts are presented in the table below:

	Three months ended		Six months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Numerator - basic and diluted earnings per share:
Net income (loss) and comprensive income (loss)	$754,864	$(1,565,661)	$(23,040)	$(2,253,574)

Denominator - basic earnings per share:
Weighted average number of shares - basic	71,362,575	29,681,494	70,129,251	29,653,455

Denominator - diluted earnings per share:
Warrants	1,094,659	-	1,094,659	-
Weighted average number of shares - diluted	72,457,234	29,681,494	71,223,910	29,653,455

Earnings (loss) per share - basic	$0.01	$(0.05)	$(0.00)	$(0.08)
Earnings (loss) per share - diluted	0.01	(0.05)	(0.00)	(0.08)

Diluted earnings per share does not assume the exercise of the convertible debt as this would have an anti-dilutive effect on earnings per share.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Statements

For the Six Months Ended June 30, 2017 and June 30, 2016

(in Canadian dollars) (unaudited)

11.	STOCK OPTION PLAN

The Company has an Employee Stock Option Plan (“ESOP”) that is administered by the Board of Directors of the Company who establish exercise prices, at not less than market price, determined by recent transactions, at the date of grant, and expiry dates, which have been set at 10 years from issuance. Options under the Plan remain exercisable in increments of 1/3 being exercisable on each of the first, second and third anniversaries from the date of grant, except as otherwise approved by the Board of Directors. The maximum number of common shares reserved for issuance for options that may be granted under the Plan is 3,600,000 common shares.

The following is a summary of the changes in the Company’s ESOP options during the period:

		Average exercise
	Options issued	price
December 31, 2015 and 2016	-	$-
Options granted	1,565,000	2.00
June 30, 2017	1,565,000	$2.00

The following is a summary of the outstanding stock options as at June 30, 2017.

Options Outstanding			Options Exercisable
Weighted Average
Number	Remaining Contractual	Exercise Price		Range of Exercise
Outstanding	Life (years)	per share	Number Exercisable	Prices
1,565,000	9.6	$2.00	-	$2.00

The Company recorded $552,369 for the six months ended June 30, 2017 (June 30, 2016 – Nil) in share -based compensation expense related to options which are measured at fair value at the date of grant and expensed over the option’s vesting period.

In determining the amount of share-based compensation, the Company used the Black-Scholes option pricing model to establish the fair value of options granted during the six-months ended June 30, 2017 by applying the following assumptions:

Risk-free interest rate	1.7%
Expected life of options (years)	10
Expected annualized volatility	176%
Expected dividend yield	Nil
Forfeiture rate	0%
Exercise price (per share)	$2.00

Volatility was estimated by using the historical volatility of other companies that the Company considers comparable that have trading and volatility history. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate was based on the zero-coupon Canada government bonds with a remaining term equal to the expected life of the options.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Statements

For the Six Months Ended June 30, 2017 and June 30, 2016

(in Canadian dollars) (unaudited)

12.	RESERVE FOR WARRANTS

The following table reflects the continuity of warrants for the six months ended June 30, 2017:

		Number of common		Weighted	Weighted
	Number of	shares to be issued		average	average remaining
	Warrants	on exercise of	Amount	exercise price	life in years
December 31, 2016	1,654,801	3,654,798	3,027,398	1.21	3.33
February 2017 Private Placement (i)	12,584,100	12,584,100	23,099,955	2.00	0.64
February 2017 Warrants issued as partial consideration for Private Placement (ii)	594,390	594,390	499,169	2.00	1.64
March 2017 Exercise of warrants (iii)	(2)	(1,000,000)	(545,919)	1.30	2.48
June 30, 2017	14,833,289	15,833,288	$26,080,603	$1.92	0.93

(i)	On February 17, 2017, the Company issued, on a private placement basis, 12,584,100 Special Warrants at a price of $2.00 per Special Warrant for gross proceeds of $25,168,200. Each Special Warrant is exercisable into one common share of the Company at no additional consideration. The warrants will be automatically exercised two business days following the earlier of 12 months following the initial closing date, and the date the common shares are listed on a recognized stock exchange. The holder shall have the right to exercise anytime prior to the automatic exercise. The Company’s Agent for the Special Warrant Financing was paid an Agent’s Fee of $1,188,780 equal to 6% of the gross proceeds to the Company excluding those special warrants subscribed to by Employees of the Company and other persons participating on a non-brokered basis. The Company also issued 75,000 common shares to the Agent at a value of $150,000 and incurred other issuance costs of $230,296 for total costs of $2,068,245 in connection with these warrants.

(ii)	As additional consideration to the Special Warrants issued on February 17, 2017, the Company’s Agent was issued that number of Broker Warrants which is equal to 6% of the number of Special Warrants sold pursuant to the Special Warrant Offering excluding those Special Warrants subscribed to by Employees of the Company and other persons participating on a non-brokered basis. The 594,390 warrants issued to the Company’s Agent are exercisable by the Agent for a period of 2 years from the closing date, at a price of $2.00 per common share. The warrants were valued at $499,169 at the grant date using an option pricing model with the following assumptions: (i) expected dividend yield of 0%; (ii) average expected volatility of 77%; (iii) average risk-free interest rate of 1.04%; (iv) share price of $2.00; (v) forfeiture rate of 0; and (vi) expected life of two years.

(iii)	On March 9, 2017, 2 warrants were exercised to purchase 1,000,000 common shares at $1.30 per share for gross proceeds of $1,300,000. The carrying value of the warrants were $545,919.

13.	COMMITMENTS

The Company’s commitments consist of the following:

	Total	2017	2018	2019	2020	2021	Beyond
Lease obligation	$2,952,788	$219,831	$441,349	$459,912	$460,756	$470,037	$900,904
Capital projects	$1,156,318	$1,156,318	$-	$-	$-	$-	$-
Service contracts	$23,268	$9,676	$6,982	$6,102	$509	$-	$-
Total	$4,132,374	$1,385,825	$448,331	$466,014	$461,264	$470,037	$900,904

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Statements

For the Six Months Ended June 30, 2017 and June 30, 2016

(in Canadian dollars) (unaudited)

14.	RELATED PARTY TRANSACTIONS

Convertible Debt

During the six-months ended June 30, 2017, a related party converted $1,000,000 of convertible debt due on demand and $68,161 of accrued interest into common shares.

Key Management Compensation

During the six-month period ended June 30, 2017, the compensation of key management of the Company totaled $428,501 (June 30, 2016 - $174,000), and consisted of salaries. There were 825,000 stock options valued at $1,641,715 issued to key management during the six-month period ended June 30, 2017 (June 30, 2016 – Nil). Key management includes those persons having authority and responsibility for planning, directing and controlling the activities, directly or indirectly, of the Company.

Other related party transactions

During the six-month period ended June 30, 2017, the Company incurred $235,000 (June 30, 2016 - $285,000) of management fees to related parties, of which $100,000 (December 31, 2016 - $266,500) was unpaid and included in accounts payable at June 30, 2017. During the six-month period ended June 30, 2017, there were 100,000 common shares issued as consideration of management fees. During the six-months ended June 30, 2017, the Company incurred $437,973 of legal fees to related parties (2016 - $246,021), of which Nil was unpaid and included in accounts payable at June 30, 2017.

15.	JOINT VENTURE

The Company holds a 50% interest in Cannabis Coffee & Tea Pod Company Ltd (the Joint Venture). During the six-month period ended June 30, 2017, the Joint Venture had a net loss and comprehensive loss after tax of $149,452 (June 30, 2016 - $18,560) of which $74,726 (June 30, 2016 - $9,280) was the Company’s share. The Company’s interest in the Joint Venture was recorded as an equity accounted investment of $91,664 as at June 30, 2017 (December 31, 2016 - $19,313). Included in the investment balance is the cumulative net loss of $221,001 and net receivables of $312,665 of which $147,077 was advanced during the six months ended June 30, 2017.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Statements

For the Six Months Ended June 30, 2017 and June 30, 2016

(in Canadian dollars) (unaudited)

16.	INCOME TAXES

The income tax provision recorded differs from the income tax obtained by applying the statutory income tax rate to the income for the period and is reconciled as follows:

	June 30,	June 30,
	2017	2016
Net loss before income taxes	$(23,040)	$(2,253,574)
Combined federal and provincial statutory income tax rate	26.5%	26.5%
Expected income tax recovery at statutory rate	$(6,106)	$(597,197)

Non-deductible expenses and other permanent differences	735,800	(413,417)
Change in deferred tax assets not recognized	(729,694)	1,010,614
Income tax expense	$-	$-

As at June 30, 2017, the Company has not recognized a deferred tax asset in respect of its deductible temporary differences and past losses incurred as it has not been demonstrated that the Company will be able to generate sufficient future profits to utilize this tax asset over a reasonable period of time.

Deferred income tax balance is comprised of the following:

	June 30,	December 31,
	2017	2016
Property and equipment	$661,285	$651,797
Reserves and loss carry-forwards	4,570,792	4,128,965
Share issue costs	376,051	97,672
Deferred tax asset not recognized	(5,608,128)	(4,878,434)
Deferred income tax balance	$-	$-

The expiry of the Company’s non-capital losses are as follows:

2023	$239,770
2024	4,416,211
2025	5,134,335
2026	5,790,684
2027	1,667,273
$17,248,273

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Statements

For the Six Months Ended June 30, 2017 and June 30, 2016

(in Canadian dollars) (unaudited)

17.	FINANCIAL INSTRUMENTS

Financial Risk Management Objectives and Policies

The Company manages its exposure to a number of different financial risks arising from its operations as well as its use of financial instruments including market risks (foreign currency exchange rate and interest rate), credit risk and liquidity risk through its risk management strategy. The objective of the strategy is to support the delivery of the Company's financial targets while protecting its future financial security and flexibility.

Financial risks are primarily managed and monitored through operating and financing activities. The financial risks are evaluated regularly with due consideration to changes in the key economic indicators and up-to-date market information.

A summary of the Company's risk exposures as it relates to financial instruments are reflected below:

Interest Rate Risk

Interest rate risk is the risk that the cash flows of a financial instrument will fluctuate due to changes in market interest rates. Interest rate risk on the convertible debentures is limited due to the fact that they are fixed rate of interest instruments.

As at June 30, 2017, the Company had $700,000 (December 31, 2016 - Nil) in short -term investments held with a large Canadian financial institution. The GIC was issued on January 4, 2017 and matures on January 4, 2020. The Company redeems amounts as required to fund its ongoing working capital requirements. The GIC is redeemable without penalty on the 15th of each month. There is minimal interest rate risk associated with the instrument.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. As at June 30, 2017, the Company had accounts payable and accrued liabilities, the current portion of promissory note and convertible debt due on demand of $3,008,790 (December 31, 2016 - $3,570,965), and cash, short-term investments, HST recoverable and accounts receivable of $16,422,384 (December 31, 2016 - $5,132,152) to meet its current obligations.

The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. During the six-months ended June 30, 2017, the Company completed a private placement for gross proceeds of $26,188,200. In addition to the commitments disclosed in Note 13, the Company is obligated to the following contractual maturities of undiscounted cash flows:

		Contractual cash			Years 4 and
As at June 30, 2017	Carrying amount	flows	Year 1	Years 2-3	after
Accounts payable and accrued liabilities	$2,808,790	$2,808,790	$2,808,790	$-	$-
Promissory Note	1,000,000	1,000,000	200,000	400,000	400,000
Convertible debt	1,387,385	3,843,628	183,955	3,617,974	41,699
Total	$5,196,175	$7,652,418	$3,192,745	$4,017,974	$441,699

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Statements

For the Six Months Ended June 30, 2017 and June 30, 2016

(in Canadian dollars) (unaudited)

17.	FINANCIAL INSTRUMENTS (continued)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is not exposed to significant credit risk, as the Company’s sales are typically paid at the time of transaction, with an immaterial balance to be collected at year-end.

The carrying amount of cash and cash equivalents, short-term and restricted investments and accounts receivable represents the maximum exposure to credit risk and at June 30, 2017, this amounted to $16,422,384 (December 31, 2016 - $5,157,152). Since the inception of the Company, no losses have been suffered in relation to cash held by the bank.

18.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to:

•	Maintain a capital structure that allows it to finance its growth strategy with cash flows from its operations;

•	Preserve its ability to meet its financial obligations by funding the capital needs via private sources; and

•	Optimize the use of capital to provide an appropriate return on investment to its shareholders.

The Company defines its capital as shareholders’ equity.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the capital management strategy during the six-months ended June 30, 2017.

19.	SUBSEQUENT EVENTS

(i)	On August 11, 2017, the Company filed its final prospectus with the securities regulatory authorities. The Company commenced trading on the Canadian Securities Exchange on August 21, 2017 under the symbol “TRST”.

(ii)	In connection with the Company listing on the Canadian Securities Exchange, 12,584,100 Special Warrants were automatically converted into 12,584,100 common shares at $2 per share at a carrying value of $23,099,955. Additionally, on August 17, 2017, $3,173,886 of convertible debentures and accrued interest were automatically converted into 2,885,354 common shares at $1.10 per share.